ARGONAUT GOLD INC.

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

Argonaut Gold Inc.

9604 Prototype Ct

Reno, Nevada

USA 89521

1.2 Executive Officer

Peter C. Dougherty

President and CEO of Argonaut Gold Inc.

9604 Prototype Ct

Reno, Nevada

USA 89521

Mr. Dougherty is knowledgeable about the significant acquisition and this Business Acquisition

Report (“the Report”). Mr. Dougherty’s business telephone number is (775) 284-4422.

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On January 27, 2011, Argonaut Gold Inc. (“Argonaut” or the “Company”), took up and accepted for payment in equity all 50,929,572 common shares of Pediment Gold Corporation (“Pediment”) tendered, which represent all of the common shares of Pediment issued and outstanding. Pediment was in the business of gold exploration and development.  Further information on Pediment‘s business can be found in Pediment’s continuous disclosure documents available under Pediment’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

2.2 Date of Acquisition

January 27, 2011

2.3 Consideration (amounts expressed in United States dollars unless otherwise noted)

Argonaut acquired all of the issued and outstanding common shares of Pediment on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common share. Argonaut also converted all outstanding Pediment stock options to Argonaut stock options at the same ratio.

Argonaut issued approximately 31.8 million common shares in exchange for the approximately 50.9 million Pediment shares issued and outstanding, and converted the outstanding Pediment stock options into approximately 1.6 million Argonaut stock options. The aggregate equity consideration paid by Argonaut has an estimate fair value of approximately $140.5 million (based on the Argonaut share price of C$4.26 as at January 27, 2011 and the assumptions used in the Black-Scholes option pricing model for the Argonaut options issued).

2.4 Effect on Financial Position

The effect of the acquisition on the Company’s financial position is outlined in the pro forma consolidated financial statements, which financial statements are attached to this Report.

Argonaut plans to continue the exploration and development of the San Antonio and La Colorada projects owned by Pediment with a view to advancing them towards a production decision.

2.5 Prior valuation

None

2.6 Parties to transaction

The acquisition was not with an informed person, associate or affiliate (as such terms are defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations) of Argonaut.

2.7 Date of report

April 11, 2011

Item 3 Financial Statements

Information is being incorporated by reference in this Report from documents filed with the securities commissions of Ontario, Alberta and British Columbia.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 9604 Prototype Court, Reno, Nevada 89521, Telephone: 775-284-4422.  These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

The following documents are incorporated by reference:

A.

the Audited Financial Statements of Argonaut Gold Inc. as at and for the years ended December 31, 2009 and December 31, 2010 available on www.sedar.com under Argonaut’s profile; and

B.

the Audited Financial Statements of Pediment Gold Corp. as at and for the years ended September 30, 2009 and September 30, 2010 available on www.sedar.com under Pediments’ profit.

Argonaut did not request and did not receive the consent of the auditors of Pediment Gold Corp. for the inclusion of the Auditors’ Report in this Business Acquisition Report.

Attached to this Business Acquisition Report are the Unaudited Pro Forma Financial Statements of Argonaut Gold Inc. and Pediment Gold Corp. as at and for the year ended December 31, 2010.

Schedule A

Unaudited Pro Forma Financial Statements of Argonaut Gold Inc. and Pediment Gold Corp. as at and for the year ended December 31, 2010.

Argonaut Gold Inc.
Unaudited Pro Forma Consolidated Balance Sheet
December 31, 2010
(Expressed in U. S. dollars)
	Argonaut Gold Inc.	Pediment Gold Corp. (a)
	As reported at December 31, 2010	As reported at September 30, 2010	Conforming adjustment (b)	As adjusted	Adjustments		Notes	Pro Forma Consolidated
					Debit	Credit
ASSETS
Current
Cash and cash equivalents	$ 25,394,399	$ 8,179,227	$ -	$ 8,179,227				$ 33,573,626
Marketable securities	22,601	-	-	-				22,601
Taxes Receivable		1,193,981	-	1,193,981				1,193,981
Accounts receivable	3,639,719	29,406	-	29,406				3,669,125
Inventories	21,207,064	-	-	-				21,207,064
Prepaid expenses and other assets	1,569,072	303,830	-	303,830				1,872,902
Total current assets	51,832,855	9,706,444	-	9,706,444				61,539,299

Mineral properties, plant and equipment	137,800,447	5,766,603	4,313,757	147,880,807	$ 171,476,904		3(b)&3(d)	319,357,711
Other Assets	1,636,878	226,836	-	1,863,714				1,863,714
TOTAL ASSETS	$ 191,270,180	$ 15,699,883	$ 4,313,757	$ 20,013,640				$ 382,760,724

LIABILITIES

Current
Accounts payable and
accrued liabilities	$ 6,497,418	$ 1,257,728	$ -	$ 1,257,728		$ 1,690,000	3(a)	$ 9,445,146
Deferred revenue	1,932,307	-	-	-				1,932,307
Current future income tax liability	2,869,167	-	-	-				2,869,167
Total current liabilities	11,298,892	1,257,728	-	1,257,728				14,246,620

Long-term
Long-term debt	6,194,207	-	-	-				6,194,207
Asset retirement obligations	1,996,270	-	-	-				1,996,270
Future income tax liability	34,286,943	-	-	-		48,013,525	2&3(c)	82,300,468
Total liabilities	53,776,312	1,257,728	-	1,257,728				104,737,565

SHAREHOLDERS’ EQUITY

Share capital	129,488,121	60,594,117	-	60,594,117	60,594,117	136,332,228	2&3(e)	265,820,349
Options and warrants issued for Pediment acquisition	-	-	-	-		4,197,063	2	4,197,063
Warrants	12,202,978	-	-	-				12,202,978
Contributed surplus	514,737	7,093,769	-	7,093,769	7,093,769		3(e)	514,737
Deficit	(4,711,968)	(53,245,731)	4,313,757	(48,931,974)		48,931,974	3(e)	(4,711,968)

Total shareholders' equity	137,493,868	14,442,155	4,313,757	18,755,912	$ 239,164,790	$239,164,790		278,023,159
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	$ 191,270,180	$ 15,699,883	$ 4,313,757	$ 20,013,640				$ 382,760,724
(a) Translated from C$ to US$ at September 30, 2010 closing rate of 0.9718
(b) Policy difference adjustment - mineral properties and exploration expense

See accompanying notes to unaudited pro forma consolidated financial statements.

Argonaut Gold Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2010
(Expressed in U. S. dollars)
	Argonaut Gold Inc.	Pediment Gold Corp. (a)
	As reported for the year ended December 31, 2010	As reported for the year ended September 30, 2010	Conforming adjustments (Note 3(d))	As adjusted	Pro Forma Consolidated

REVENUES	$ 51,562,435	$ -	$ -	$ -	$ 51,562,435

COST OF SALES

Production, transportation and royalties	30,100,852	-	-	-	30,100,852
Depreciation, depletion and accretion	6,326,041	34,680	-	34,680	6,360,721
	36,426,893	34,680	-	34,680	36,461,573

OPERATING PROFIT (LOSS)	15,135,542	(34,680)	-	(34,680)	15,100,862

EXPENSES

Exploration expense	-	4,313,757	(4,313,757)	-	-
General and administrative	6,223,363	2,721,554	-	2,721,554	8,944,917
	6,223,363	7,035,311	(4,313,757)	2,721,554	8,944,917
INCOME (LOSS) BEFORE
UNDERNOTED	8,912,179	(7,069,991)	4,313,757	(2,756,234)	6,155,945

Interest (income)	-	(119,980)	-	(119,980)	(119,980)
Interest expense on long-term debt	326,729	-	-	-	326,729
Foreign exchange loss (gain)	1,341,922	103,675	-	103,675	1,445,597
Write-off of mineral properties	-	4	-	4	4
Change in fair value of
marketable securities	2,175	-	-	-	2,175
	1,670,826	(16,301)	-	(16,301)	1,654,525
INCOME (LOSS) BEFORE
INCOME TAXES	7,241,353	(7,053,690)	4,313,757	(2,739,933)	4,501,420

Income tax (expense)	(4,641,558)	-	-	-	(4,641,558)

NET LOSS FOR THE PERIOD	$ 2,599,795	$ (7,053,690)	$ 4,313,757	$(2,739,933)	$ (140,138)
(a) Translated from C$ to US$ using noon average exchange rate for the twelve month period October 1, 2009 to September 30, 2010 of 0.9609

Net loss per share - basic
and diluted (Note 5)					$ (0.00)

Weighted average number of
shares outstanding - basic (Note 5)					88,129,609

See accompanying notes to unaudited pro forma consolidated financial statements.

ARGONAUT GOLD INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

1.

Basis of presentation

On January 27, 2011, Argonaut Gold Inc. (“Argonaut” or the “Company”) completed the acquisition of Pediment Gold Corp. (“Pediment”) under a court approved plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment (“Pediment Shares”) and all the outstanding stock options of Pediment for equity consideration valued at approximately $140.5 million at the acquisition date. In accordance with the Arrangement, former Pediment shareholders received 0.625 of a common share of Argonaut (“Argonaut Shares”) for each Pediment Share for a total of 31.8 million Argonaut Shares. Outstanding options to acquire Pediment Shares have been converted into options to acquire Argonaut Shares, adjusted in accordance with the same ratio. Argonaut issued approximately 1.6 million options in exchange for the outstanding options to acquire Pediment shares.  Pediment holds the advanced exploration stage San Antonio project in the state of Baja California Sur, Mexico and the past producer and exploration stage La Colorada project in the state of Sonora, Mexico along with other early stage exploration properties in Mexico.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)

An unaudited pro forma consolidated balance sheet combining (i) the audited consolidated balance sheet of Argonaut as at December 31, 2010 with (ii) the audited consolidated balance sheet of Pediment as at September 30, 2010, converted from Canadian dollars to United States (“US”) dollars at September 30, 2010, using a US/Canadian dollar closing exchange rate of 0.9718 and giving effect to the transaction as if it occurred on December 31, 2010.

(b)

An unaudited pro forma consolidated interim statement of operations combining (i) the audited consolidated statement of operations of Argonaut for the year ended December 31, 2010 with (ii) audited consolidated statement of operations of Pediment for the year ended September 30, 2010, converted from Canadian dollars to US dollars using the average US/Canada dollar noon exchange rate for the year ended September 30, 2010 of 0.9609 and giving effect to the transaction as if it occurred on January 1, 2010.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Argonaut for the year ended December 31, 2010. Management of Argonaut has consolidated certain line items from Pediment financial statements in an attempt to conform to the presentation of the Company’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Argonaut and Pediment described above. The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Pediment are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Pediment that exist as of the date of the completion of the acquisition.

2.

Acquisition

The transaction will be accounted for accounting purposes as an asset acquisition. In consideration for the acquisition of Pediment, the Company issued 0.625 shares of Argonaut common stock for each outstanding common share of Pediment totaling approximately 31.8 million Argonaut common shares, representing approximately $136.3 million total value based on the closing price of Argonaut’s common shares on January 27, 2011 of C$4.26 per each Argonaut common share.

Each Pediment stock option which gives the holder the right to acquire common shares of Pediment when presented for execution was exchanged for a stock option which will give the holder the right to acquire common shares of Argonaut on the same basis as the exchange of Pediment common shares for Argonaut common shares. These options have been included in the purchase consideration at their fair value of approximately $4.2 million based on the Black-Scholes option pricing model.

The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	3.60%
Dividend yield	N/A
Volatility factor	37.4%
Expected life – options	0.55 years

For the purpose of determining the value of the purchase consideration, the total number of shares and options issued in the acquisition of Pediment have been utilized in addition to transaction costs of approximately $1.69 million.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Common shares of Argonaut Gold Inc. issued on acquisition	$136,332,228
Stock options to be exchanged for options of Pediment	4,197,063
Transaction costs	1,690,000
Acquisition cost	$142,219,291

Net assets acquired:
Cash and cash equivalents	$8,179,227
Accounts receivable	1,223,387
Prepaid expenses and deposits	358,244
Mineral properties, plant and equipment	181,557,264
Intangible assets	172,422
Accounts payable and accrued liabilities	(1,257,728)
Future income tax liability	(48,013,525)

$142,219,291

3.

Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)

The total acquisition cost of $142,219,291, including accrued transaction costs, has been allocated to the acquired assets and liabilities on a pro forma basis as described in Note 2.

(b)

The excess of the purchase consideration over the carrying values of the net assets of Pediment (after adjusting for differences in accounting policies applied by Pediment from those applied by Argonaut, as described in (d) below), in the amount of $171,476,904 (including related future tax liability of $48,013,525) has been assigned to the acquired mineral properties.

(c)

The incremental future tax liability is presented on the pro forma balance sheet as an additional tax liability of $48,013,525.

(d)

Exploration expenses in the amount of $4,313,757 have been eliminated from the statement of operations of Pediment for the year ended September 30, 2010 and recorded as additional mineral property costs on the balance sheet of Pediment as conforming adjustments in these pro forma consolidated financial statements to reflect an accounting policy difference adjustment. This is because Pediment expensed exploration expenditures whereas Argonaut would have capitalized such expenditures under its accounting policies.

(e)

Shareholders’ equity balances of Pediment are eliminated in the transaction adjustment.

4.

Pro forma share capital

Pro forma share capital as at December 31, 2010 has been determined as follows:

	Number of shares	Amount
Number of Argonaut common shares issued and outstanding	56,298,626	$129,488,121
Number of Argonaut shares issued for Pediment shares	31,830,983	136,332,228
Pro forma balance	88,129,609	$265,820,349

5.

Pro forma loss per share

Year ended December 31, 2010
(Shares or dollars)
Actual weighted average number of Argonaut common shares outstanding	56,298,626
Number of Argonaut shares issued for Pediment shares	31,830,983
Pro forma weighted average number of Argonaut shares outstanding	88,129,609

Pro forma net loss	$ (140,138)

Pro forma adjusted loss per share - basic and fully diluted	$ -